40-202A/A

SEC
Mail Processing
Section

APR 22 2014

Washington DC
402

File No. 803-00212

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO
APPLICATION FOR AN ORDER UNDER SECTION 202(a)(11)(H) OF THE
INVESTMENT ADVISERS ACT OF 1940 ("ADVISERS ACT")
DECLARING THE APPLICANT TO BE A
PERSON NOT WITHIN THE INTENT OF THE ADVISERS ACT

DUNCAN FAMILY OFFICE
18th Floor
1100 Louisiana
Houston, Texas 77002

All communications, notices, and orders to:

Martin E. Lybecker, Esq.
Perkins Coie LLP
Suite 600
700 Thirteenth Street, N.W.
Washington, D.C. 20005

This Application (including Exhibits) consists of ~~14~~ 16 pages.



78877-0001/LEGAL120505685.1

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of Duncan Family Office 18th Floor 1100 Louisiana Houston, Texas 77002 File No. 803-00212	))))))))))))	AMENDMENT NO. 2 TO APPLICATION FOR AN ORDER UNDER SECTION 202(a)(11)(H) OF THE INVESTMENT ADVISERS ACT OF 1940 DECLARING THE APPLICANT TO BE A PERSON NOT WITHIN THE INTENT OF THE ADVISERS ACT

Duncan Family Office ("Office"), a division of Enterprise Products Company, a Texas corporation, hereby files this application ("Application") for an Order of the Securities and Exchange Commission ("Commission") under Section 202(a)(11)(H) of the Investment Advisers Act of 1940 ("Advisers Act") declaring it to be a person not within the intent of the Advisers Act to the extent that it cannot satisfy all of the conditions to be a "family office" as defined in Rule 202(a)(11)(G)-1 ("Family Office Rule") under the Advisers Act. For the reasons discussed below, the Office believes that the Order requested is fully consistent with the policies and purposes of the Advisers Act and the Family Office Rule.

I. BACKGROUND

A. The Office

The Office is a multi-generational single-family office which provides services to the family and descendants of Dan L. Duncan. The Office is a division of Enterprise Products Company, an energy company located in Houston, Texas ("Company"). The Company is wholly-owned by Family Clients and is exclusively controlled (directly or indirectly) by one or more Family Members and/or Family Entities in compliance with the Family Office Rule.[1] For purposes of this Application, the term "Duncan Family" will mean the lineal descendants of Dan L. Duncan, their spouses, and all of the persons and entities that qualify as Family Clients.

[1] Unless otherwise indicated, all capitalized words have the meaning ascribed to them in the Family Office Rule.

The Office's services include asset allocation advice, investment due diligence, investment management, recordkeeping assistance, federal and state tax advice, coordination of professional relationships with accountants, attorneys and unaffiliated discretionary wealth managers, management and administration of the various Duncan Family investment entities, real estate management, management and administration of trusts for the Duncan Family, including providing trustees, as well as numerous other responsibilities (collectively, the "Services"). Any Service provided by the Office that relates to investment advice about securities or may otherwise be construed as advisory in nature is referred in this Application as an "Advisory Service."

Other than the provision of Services to the mother of a spouse of a lineal descendant that will be discussed in I.B. below, the Office complies with the three general conditions of the Family Office Rule for exclusion from the definition of "investment adviser" and regulation under the Advisers Act, including (i) each of the persons served by the Office is a Family Client, *i.e.*, the Office has no investment advisory clients other than the Family Clients as required by paragraph (b)(1) of the Family Office Rule, (ii) the Office is a division of the Company, which is owned and controlled in a manner that complies in all respects with paragraph (b)(2) of the Family Office Rule, and (iii) the Office does not hold itself out to the public as an investment adviser as required by paragraph (b)(3) of the Family Office Rule. At the time of this Application, Family Members account for approximately 75 percent of the natural persons to whom the Office provides Advisory Services.

B. Additional Family Client

The Office provides Services to the mother of a spouse of a lineal descendant of Dan L. Duncan ("Mother-in-Law), as well as certain related foundations (collectively, the "Additional Family Client"). If the Mother-in-Law were a Family Client, the related foundations would meet the requirements of (d)(4)(v) of the Family Office Rule. The Office has been providing Advisory Services to the Additional Family Client for 16 years. The Additional Family Client does not have an ownership interest in the Company. The assets beneficially owned by Family Members and/or Family Entities (excluding the Additional Family Client's Family Entities) make up at least 75 percent of the total assets of which the Office provides Advisory Services

The Additional Family Client has important familial ties to and is an integral part of the Duncan Family. She is invited to and welcome at every family gathering surrounding birthdays and appropriate religious and secular holidays, and each attends those events that are convenient. She is considered by the other members of the Duncan Family as if she was a natural sister or child of a natural sibling for purposes of all intra-familial affection, trust, and communications. In turn, she considers the other members of the Duncan Family to be immediate family, with the attendant intra-familial affection, trust, and respect. Those members of the Duncan Family who are involved in the day-to-day management of the assets of the Additional Family Client believe that they have the same kind of standard of care and loyalty to the Additional Family Client as they believe that they owe to the other members of the Duncan Family. Therefore, including the

Additional Family Client into the definition of "family" for this purpose simply recognizes and memorializes the familial ties and intra-familial relationships that already exist, and have existed for at least 16 years while the assets of the Additional Family Client were managed for her by the Duncan Family.

II. REQUEST FOR AN ORDER

Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities. . . ."

The Office falls within the definition of an investment adviser under Section 202(a)(11). The Family Office Rule provides an exclusion from the definition of investment adviser for which the Office would be eligible but for the provision of Advisory Services to the Additional Family Client. Because the Office has regulatory assets under management of more than $100 million, it is not prohibited from registering with the Commission under Section 203A(a) of the Advisers Act.

In sum, absent relief, the Applicant would be required to register under Section 203(a) of the Advisers Act, notwithstanding that (i) the Office does not hold itself out to the public as an investment adviser and does not market non-public offerings to persons or entities that are not Family Clients, (ii) the Advisory Services make up a relatively small portion of the overall Services that are actually performed by the Office, and (iii) the Office is a "family office" for the Duncan Family and will not offer its Services to anyone other than the Duncan Family and the Additional Family Client. The Office requests that the Commission issue it an Order pursuant to Section 202(a)(11)(H) declaring it not to be a person within the intent of the Advisers Act.

III. DISCUSSION

A. Relationship with the Additional Family Client Does Not Change the Nature of the Office into that of a Commercial Advisory Firm

The proposing release for the Family Office Rule states that, in defining the term "family member," the Commission distinguished between offices that serve members of a single family and those family-run offices that serve multiple families and are more commercial in nature.[2] However, the adopting release for the Family Office Rule clarified that the Advisers Act was not designed to "regulate the interactions of family members in the management of their own wealth" or apply to family offices that are "unlikely to involve commercial advisory activities."[3]

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[2] *Family Offices*, Investment Advisers Act Rel. No. 3098 (Oct. 12, 2010) ("Proposing Release").

[3] *Id.*; see also, *Family Offices*, Investment Advisers Act Rel. No. 3220 (June 22, 2011) ("Adopting Release").

The Office believes that its circumstances are consistent with the rationale for the Family Office Rule described in the Proposing and Adopting Releases. Here, the Office has for some time provided services to the mother of a spouse of a lineal descendant of Dan L. Duncan who does not fall within the definition of Family Member, but who is considered to be, and is treated as, a member of the Duncan Family, and certain related foundations. If the family tree were otherwise, and this person was instead the mother of a lineal descendant of Dan L. Duncan rather than the mother of a spouse of a lineal descendant, there would be no question that each of the persons presently being served by the Office would be a Family Member, and that the related foundations would meet the requirements of paragraph (d)(4)(v) of the Family Officer Rule pertaining to charitable foundations.

In requesting this Order, the Office is not attempting to expand its operations or engage in any level of commercial activity to which the Advisers Act is designed to apply. Indeed, the number of natural persons that are not Family Members as a percentage of the total natural persons to whom the Office would provide Advisory Services if relief were granted would be only approximately 25 percent. Rather, from the perspective of the Duncan Family, the Office seeks to continue providing Advisory Services exclusively to members of a single family. The Office believes that none of the concerns the Commission mentioned in the Adopting and Proposing Releases regarding an overly broad application of the Family Office Rule would materialize if the Office received the Order requested herein. Therefore, the Office is requesting that the Commission declare the Additional Family Client to be a member of the Duncan Family ("Extended Duncan Family") for purposes of the Family Office Rule.

B. There Is No Public Interest in Requiring the Applicant to Be Registered Under the Advisers Act

The Office is a private organization that was formed to be the "family office" for the Duncan Family. The Office's clients are comprised solely of members of the Extended Duncan Family. The Office does not have any public clients. Indeed, the Office's Advisory Services are exclusively tailored to the needs of the Extended Duncan Family. The presence of the Additional Family Client who has been receiving Advisory Services from the Office for 16 years does not create any public interest that would require the Office to be registered under the Advisers Act that is different in any manner than the considerations that apply to a "family office" that complies in all respects with the Family Office Rule.

IV. PRECEDENT

The Commission issued all of the existing "family office" orders before the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act[4] and the

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[4] Dodd-Frank Wall Street Reform and Consumer Protection Act, Pub. L. No. 111-203, 124 Stat. 1376 (2010).

adoption of the Family Office Rule.[5] The Commission did not, however, rescind those orders upon adoption of the Rule,[6] and the Office believes that those orders may provide guidance on matters that were not addressed by, do not contradict, and are consistent with the policies and goals of the Family Office Rule.[7] The Office believes that the following precedents are relevant for the reasons discussed below.

The Commission has issued an order with respect to the following applications where the family office included a member of the family that was similarly distant from a lineal ancestor comparable to the Additional Family Client. In the Matter of The Pitcairn Company, Investment Advisers Act Release No. 52 (March 2, 1949) (corporation whose business consists of holding, investing, and reinvesting its funds for a family all of whom are the spouses, descendants, or spouses of descendants of three brothers); In the Matter of Parkland Management Company, L.L.C., Investment Advisers Act Release No. 2362, (February 24, 2005) (company provided investment advisory services to the family, including the sister of a spouse of a lineal descendant of the common ancestor, the mother and two children of such sister, and foundations created by members of the family.); In the Matter of WLD Enterprises, Inc., Investment Advisers Act Release No. 2807 (November 14, 2008) (company organized as a "family office" to provide a wide array of services, including some investment advisory services, to the family, including the spouse of the common ancestor, the brother of the common ancestor, the spouse and lineal descendants of such brother, the spouses of the lineal descendants of such brother, certain employees, and entities created by or for the benefit of, the family).

The Office believes that each of these orders treats the applicants as a Family Office even though each provides advisory services to persons that are outside the definition of "Family Client" ultimately adopted in the Family Office Rule. The Office believes that these orders recognize unusual circumstances in which an entity provides advisory services to such persons while remaining focused on a single family's needs and the entity's operations have not become commercial in nature. Although the Family Office Rule largely codified the exemptive orders that the Commission had previously

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[5] *See, e.g., WLD Enterprises, Inc.*, Investment Advisers Act Release Nos. 2804 (Oct. 17, 2008) [73 FR 63218 (Oct. 23, 2008)] (notice) and 2807 (Nov. 14, 2008) (order); *Parkland Management Company, L.L.C.*, Investment Advisers Act Release Nos. 2362 (Feb. 24, 2005) [70 FR 10155 (Mar. 2, 2005)] (notice) and 2369 (Mar. 22, 2005) (order); *Longview Management Group LLC*, Investment Advisers Act Release Nos. 2008 (Jan. 3, 2002) [67 FR 1251 (Jan. 9, 2002)] (notice) and 2013 (Feb. 7, 2002) (order).

[6] *See* Adopting Release, at Section II. B.

[7] The Office notes that the Commission has stated that certain issues would be more appropriately addressed through an application seeking an exemptive order than through a rule of general applicability. *See* Adopting Release, at n.34; *see also* Proposing Release, at Section II (as a rule of general applicability, the definition of "family office" could not match the exact representations, conditions, or terms contained in every exemptive order that had been issued because each of those orders necessarily varied to accommodate the particular circumstances of each applicant).

issued to family offices, the Commission recognized in proposing the rule that the exact representations, conditions, or terms contained in every exemptive order could not be captured in a rule of general applicability. In proposing the Family Office Rule, the Commission stated with respect to the definition of who is considered a "family client" that "[w]e have not included every type of individual or entity that has been included in a prior exemptive order based on specific facts and circumstances," and noted that family offices would remain free to seek a Commission exemptive order to advise an individual or entity that did not meet the proposed family client definition.[8] The Office believes that its unusual circumstances – providing services to Family Clients and to an Additional Family Client who has been viewed and treated as a Family Client for the past 16 years – have not changed the nature of the Office's operations to that of a commercial advisory business and that an exemptive order is appropriate based on the Office's specific facts and circumstances.

V. PROCEDURAL MATTERS

Pursuant to Rule 0-4(f) under the Advisers Act, the Office states that its address is indicated on the first page of this Application. The Office further states that all written or oral communications concerning this Application should be directed to:

Martin E. Lybecker, Esq.
Perkins Coie LLP
Suite 600
700 Thirteenth Street, N.W.
Washington, D.C. 20005
(202) 434-1674

All requirements for the execution and filing of this Application on behalf of the Office have been complied with and are in accordance with the Articles of Incorporation and By-Laws of the Office, and the undersigned officer of the Office is fully authorized to execute this Application. The Office has adopted the Resolution attached as Exhibit A authorizing the filing of this Application. The Verifications required by Rule 0-4(d) under the Advisers Act are attached as Exhibit B and the Proposed Notice of the proceeding initiated by the filing of this Application, required by Rule 0-4(g) under the Advisers Act, is attached as Exhibit C.

VI. REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, the Office requests that the Commission issue an Order under Section 202(a)(11)(H) of the Advisers Act declaring it not to be a person within the intent of the Advisers Act provided that the Office complies with the following conditions:

1. The Office will offer and provide Advisory Services only to Family Clients and to the Additional Family Client, who will generally be deemed

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[8] *See* Proposing Release at Section II.A.

to be, and treated as if she and the certain related foundations were, a Family Client; provided, however, that the Additional Family Client will be deemed to be, and treated as if she were, a Family Member for purposes of paragraph (b)(1) and for purposes of paragraph (d)(4)(vi) of the Family Office Rule.

2. The Company will at all times be wholly owned by Family Clients and exclusively controlled (directly or indirectly) by one or more Family Members and/or Family Entities (excluding the Additional Family Client's Family Entities) as defined in paragraph (d)(5) of the Family Office Rule.

3. At all times, the assets beneficially owned by Family Members and/or Family Entities (excluding the Additional Family Client's Family Entities) will account for at least 75 percent of the assets for which the Office provides Advisory Services.

4. The Office will comply with all the terms for exclusion from the definition of investment adviser under the Advisers Act set forth in the Family Office Rule except for the limited exception requested by this Application.

The Applicant submits that the Order is necessary and appropriate, in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Advisers Act.

The Applicant submits that, pursuant to the authority granted to the Applicant's officers, the undersigned, who has signed and filed this Amendment No. 2 to the Application on behalf of the Applicant, is fully authorized to do so.

Dated: April 21, 2014.

Laura Liang

Laura Liang

Vice President

EXHIBIT A

AUTHORIZATION OF THE DUNCAN FAMILY OFFICE

RESOLVED, that the officers of the Duncan Family Office (the "Office") are authorized and directed to prepare, execute and file, or to cause to be prepared, executed and filed, with the Securities and Exchange Commission an application or applications pursuant to 202(a)(11)(H) of the Investment Advisers Act of 1940 (the "Advisers Act"), or such other sections thereof or rules thereunder as may be necessary or appropriate, for an order or orders, or amended order or orders, declaring it to be a person not within the intent of the Advisers Act.

RESOLVED FURTHER, that any officer of the Office is authorized to take such further action, and to make such representations on behalf of the Office, in any matters relating to such application or any amendment thereto as they or any of them may approve as necessary or desirable.

I, Laura Liang, Vice President of the Office, do hereby certify that the above resolutions were duly adopted by the Duncan Family Office on February 1, 2012.

Witness my hand this 21th day of April, 2014.

Laura Liang
Laura Liang
Vice President

EXHIBIT B

DECLARATION OF APPLICANT

State of Texas)

SS)

County of Houston)

The undersigned being duly sworn deposes and says that she hereby provides a statement that the authorization described in the original Application is applicable to the individual who signed this amendment and that such authorization remains in effect. Pursuant to the requirements of the Advisers Act, the Applicant has signed this amended Application on the 21 day of April, 2014.

Duncan Family Office

By: Laura Liang

Laura Liang

Vice President

Subscribed and swom to before me, Notary Public, this 21 day of April, 2014.

Jamie M Pecknold

JAMIE MARIE PECKNOLD
NOTARY PUBLIC
STATE OF TEXAS
MY COMM. EXP. 7-24-16

My commission expires 7/24/2016

EXHIBIT C

SECURITIES AND EXCHANGE COMMISSION

[Release No. IA- / 803-]

Duncan Family Office; Notice of Application

[Date]

Agency: Securities and Exchange Commission ("SEC" or "Commission").

Action: Notice of Application for Exemption under the Investment Advisers Act of 1940 ("Advisers Act").

Applicant: Duncan Family Office ("Applicant").

Relevant Advisers Act Sections: Exemption requested under section 202(a)(11)(H) of the Advisers Act from section 202(a)(11) of the Advisers Act.

Summary of Application: Applicant requests that the Commission issue an order declaring it to be a person not within the intent of the Advisers Act to the extent that it cannot satisfy all of the conditions in Rule 202(a)(11)(G)-1 ("Family Office Rule") under the Advisers Act.

Filing Dates: The application was filed on March 27, 2012, and amended on February --, 2014, and April --, 2014.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on **[Date]** and should be accompanied by proof of service on Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549. Applicant, Duncan Family Office, c/o Martin E. Lybecker, Perkins Coie LLP, Suite 600, 700 Thirteenth Street, N.W., Washington, D.C. 20005.

For Further Information Contact: Vanessa M. Meeks, Senior Counsel, at (202) 551-6806 (Office of Chief Counsel, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the SEC's Public Reference Branch, 100 F Street, NE, Washington, D.C. 20549-0102 (telephone (202) 551-5850).

Applicant's Representations:

1. Applicant represents that it is a multi-generational single-family office that provides services to the family and descendants of Dan L. Duncan ("Duncan Family"). The Applicant is operated for the benefit of the lineal descendants of Dan L. Duncan, their spouses, and all of the persons and entities that qualify as Family Clients as defined in paragraph (d)(4) of the Family Office Rule (collectively, "Family Clients").

2. Applicant represents that, other than the exception discussed below, (i) each of the persons served by the Applicant is a Family Client, *i.e.*, the Applicant has no investment advisory clients other than the Family Clients as required by paragraph (b)(1) of the Family Office Rule, (ii) the Applicant is owned and controlled in a manner that complies in all respects with paragraph (b)(2) of the Family Office Rule, and (iii) the Applicant does not hold itself out to the public as an investment adviser as required by

paragraph (b)(3) of the Family Office Rule. At the time of the Application, Family Members account for approximately 75 percent of the natural persons to whom the Applicant provides Advisory Services.

3. Applicant provides Services to the mother-in-law of the spouse of a lineal descendant of Dan L. Duncan (the "Additional Family Member"). The Additional Family Member does not have an ownership interest in the Applicant. Applicant represents that the assets owned beneficially by Family Members and/or Family Entities (excluding the Additional Family Client's Family Entities) make up at least 75 percent of the total assets of which the Applicant provides Advisory Services.

4. Applicant represents that it provides both advisory and non-advisory services to Family Clients. The non-advisory services include, but are not limited to, asset allocation advice, investment due diligence, investment management, recordkeeping assistance, federal and state tax advice, coordination of professional relationships with accountants, attorneys and unaffiliated discretionary wealth managers, management and administration of the various Duncan Family investment entities, real estate management, management and administration of trusts for Duncan Family members, including providing trustees, as well as numerous other responsibilities (collectively, the "Services"). The Applicant provides some or all of the Services to Family Clients. Any Service provided by the Office that relates to investment advice about securities or may otherwise be construed as advisory in nature is considered an "Advisory Service."

5. Applicant represents that it is paid for its Services by the Family Clients. Not all of the members of the Family Clients however pay a fee to the Applicant for Services, and not all Family Clients receive Advisory Services from the Applicant. Applicant

further represents that it does not operate with the purpose of generating a profit for its owners, but rather collects fees to pay its operating expenses and the salaries of the professionals it employs.

6. Applicant represents that it does not hold itself out to the public as an investment adviser.

7. Applicant represents that it does not and will not solicit or accept investment advisory clients from the public.

Applicant's Legal Analysis:

1. Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as a part of a regular business, issues or promulgates analyses or reports concerning securities . . . . "

2. Applicant falls within the definition of an investment adviser under Section 202(a)(11). Because the Applicant has regulatory assets under management of more than $100 million, it is not prohibited from registering with the Commission under Section 203A(a) of the Advisers Act. The Family Office Rule provides an exemption from registration for the Applicant but for the several facts set forth below.

3. The Family Office Rule contains a definition of "family member" that omits certain persons that many families would regard as an integral part of their "family." Applicant has provided services to the Additional Family Client. If the family tree were otherwise, and the person was instead the mother of a lineal descendant of Dan L.

Duncan rather than the mother of a spouse of a lineal descendant, there would be no question that the Additional Family Client would be a Family Member as defined in paragraph (d)(6) of the Family Office Rule or Family Client as defined in paragraph (d)(4) of the Family Office Rule.

4. Applicant requests that the SEC declare it to be a person not within the intent of section 202(a)(11). Applicant states that there is no public interest in requiring the Applicant to be registered under the Advisers Act that is different in any manner than the considerations that apply to a Family Office that complies in all respects with the Family Office Rule. Applicant states that the number of natural persons who are not Family Members as a percentage of the total natural persons to whom the Application would provide Advisory Services if relief were granted would be only approximately 75 percent.

Applicant's Conditions:

1. The Applicant will offer and provide Advisory Services only to Family Clients and to the Additional Family Client , who will generally be deemed to be, and treated as if they were, Family Clients; provided, however, that the Additional Family Client will be deemed to be, and treated as if she were, a Family Member for purposes of paragraph (b)(1) and for purposes of paragraph (d)(4)(vi) of the Family Office Rule.

2. The Applicant will at all times be wholly-owned by Family Clients and exclusively owned and controlled (directly or indirectly) by one or more Family Members and/or Family Entities (excluding the Additional Family Client's Family Entities) as defined in paragraph (d)(5) of the Family Office Rule.

3. At all times the assets beneficially owned by Family Members and/or Family Entities (excluding the Additional Family Client's Family Entities) will account for at least 75 percent of the assets for which Applicant provides Advisory Services.

4. Applicant will comply with all the terms for exclusion from the definition of investment adviser under the Advisers Act set forth in the Family Office Rule except for the limited exception requested by this Application.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth Murphy
Secretary